SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)(1)

MCG Capital Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

58047P107
(CUSIP Number)

Gavin Saitowitz
Springbok Capital Management, LLC
405 Park Avenue, 6th Floor
New York, NY 10022
(212) 415-6681

Jaime Lester
Soundpost Partners, LP
405 Park Avenue, 6th Floor
New York, NY 10022
(212) 920-8388

Jeffrey Keswin
Lyrical Partners, L.P.
405 Park Avenue, 6th Floor
New York, NY 10022
(212) 415-6640

With a copy to:

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58047P107	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Springbok Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 418,212
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 418,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Springbok Capital Onshore, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,011,551
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,011,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Gavin Saitowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,500
	8	SHARED VOTING POWER 1,429,763
	9	SOLE DISPOSITIVE POWER 8,500
	10	SHARED DISPOSITIVE POWER 1,429,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Soundpost Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Jaime Lester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Lyrical Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,369,413
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,369,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,369,413
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,369,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,807,676 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58047P107	SCHEDULE 13D	Page 9 of 11 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 8 (“Amendment No. 8”) is filed with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of MCG Capital Corporation, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined in previous amendments hereto) as of the date hereof and amends and supplements the Schedule 13D filed on November 20, 2008, as heretofore amended (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) As of the close of business on May 20, 2011, the Springbok Entities, together with Gavin Saitowitz, beneficially owned an aggregate of 1,438,263 shares of Common Stock (consisting of (i) 418,212 shares of Common Stock deemed beneficially owned by Springbok, as the investment manager of Springbok Onshore, the beneficial owner of 94,414 shares, and Springbok Offshore, the beneficial owner of 323,798 shares, (ii) 1,011,551 shares of Common Stock beneficially owned by Springbok LLC and (iii) 8,500 shares of Common Stock beneficially owned by Gavin Saitowitz individually, including 7,500 restricted shares of Common Stock granted to Mr. Saitowitz by the Issuer in connection with his role as a non-employee director), constituting approximately 1.9% of the total Common Stock outstanding; Soundpost, together with Jaime Lester, beneficially owned an aggregate of 0 shares of Common Stock; and Lyrical, together with Jeffrey Keswin, beneficially owned an aggregate of 2,369,413 shares of Common Stock (consisting of (i) 1,215,795 shares beneficially owned by Lyrical Onshore and (ii)  1,153,618 shares beneficially owned by Lyrical Offshore), constituting approximately 3.1% of the total Common Stock outstanding.  As disclosed in the Schedule 13D, Springbok, Lyrical and Soundpost entered into an Amended and Restated Term Sheet, filed as Exhibit 99.5 to the Schedule 13D, which conferred upon the parties certain rights and obligations with regard to the Common Stock owned by the Reporting Persons.  As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 4.9% of the Issuer’s Common Stock.  The aggregate percentage of Shares beneficially owned is based upon 77,060,736 shares of Common Stock outstanding as of April 29, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

(b) The Reporting Persons have shared voting and dispositive power over the 1,429,763 shares of Common Stock deemed beneficially owned by the Springbok Entities (excluding the 8,500 shares held individually by Gavin Saitowitz) and the 2,369,413 shares of Common Stock deemed beneficially owned by Lyrical.  Gavin Saitowitz has sole voting and dispositive power over the 8,500 shares of Common Stock he beneficially owns individually (subject to certain restrictions imposed upon the 7,500 restricted shares of Common Stock that were granted to Mr. Saitowitz by the Issuer).

(c) Information concerning transactions in shares of the Issuer’s Common Stock effected by the Reporting Persons in the last sixty (60) days is attached hereto as Appendix A.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on May 19, 2011.  The Reporting Persons will no longer be filing amendments to the Schedule 13D as a group or individually.

CUSIP No. 58047P107	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2011

SPRINGBOK CAPITAL MANAGEMENT, LLC

By:	/s/ Gavin Saitowitz
Name: Gavin Saitowitz
Title: Managing Member

SPRINGBOK CAPITAL ONSHORE, LLC

By:	/s/ Gavin Saitowitz
Name: Gavin Saitowitz
Title: Managing Member

SOUNDPOST PARTNERS, LP

By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

LYRICAL PARTNERS, L.P.

By:	/s/ Jeffrey Keswin
Name: Jeffrey Keswin
Title: Managing Member

/s/ Gavin Saitowitz
Gavin Saitowitz

/s/ Jaime Lester
Jaime Lester

/s/ Jeffrey Keswin
Jeffrey Keswin

CUSIP No. 58047P107	SCHEDULE 13D	Page 11 of 11 Pages

APPENDIX A

TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING PERSONS1 IN THE LAST SIXTY (60) DAYS

The following tables set forth all transactions in Common Stock of the Issuer effected in the last sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective Reporting Person. The shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Lyrical Opportunity Partners II, L.P.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
4/4/2011	(6,667)	6.6699
4/5/2011	(10,000)	6.7647
4/6/2011	(6,667)	6.6768
4/7/2011	(2,870)	6.7539
4/8/2011	(401)	6.7282
4/29/2011	(4,400)	6.6056

Lyrical Opportunity Partners II, Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
4/4/2011	(13,333)	6.6699
4/5/2011	(20,000)	6.7647
4/6/2011	(13,333)	6.6768
4/7/2011	(5,741)	6.7539
4/8/2011	(801)	6.7282
4/29/2011	(8,700)	6.6107
5/10/2011	(22,539)	6.4058
5/11/2011	(3,000)	6.4338
5/12/2011	(25,000)	6.5644
5/13/2011	(615)	6.4800
5/16/2011	(2,800)	6.4439
5/17/2011	(25,043)	6.3727
5/18/2011	(37,000)	6.4646
5/19/2011	(25,800)	6.5259

1 Includes accounts under management of the Reporting Persons which have purchased or sold the Issuer’s securities during the relevant period.